January 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Robert Augustin

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 14 to Registration Statement on Form S-1

Filed January 7, 2025

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2025, relating to the above referenced Amendment No. 14 to Registration Statement on Form S-1 (“Amendment No. 14”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 15”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 14), all page references herein correspond to the page of the Amendment No. 14. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 15.

Amendment No. 14 to Registration Statement on Form S-1, filed January 7, 2025

Business

Advisors and Industry-Academia Cooperation, page 74

1. We note the disclosure added to page 75 with respect to one of your two industry academia cooperation agreements with the National Taiwan University: "The Renewed Cooperation Agreement does not permit Advanced Biomed Taiwan to use any results or products under that agreement directly for profit." Please revise to explain the meaning of this statement and whether this agreement prohibits you from commercializing research findings or products developed under this agreement and, if so, how this would impact your business

Response: The disclosure on page 75 has been revised to clarify that the Renewed Cooperation Agreement covers a research project on the study of certain proteins, unrelated to the Company’s products. The Company supported this project by providing funds and equipment for the separation and enrichment of target cells. The participation aims to demonstrate the potential application of our product to other research institutions, potentially future customers. The actual result of this research, including the patentability and commercialization of such proteins do not affect the commercialization of our products. Therefore, the Renewed Cooperation Agreement does not impact the Company’s ability to commercialize its products.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Yi Lu
Yi Lu, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP